Exhibit 1

BUSINESS WIRE NUMBERS 40 EAST 52ND STREET NEW YORK, NY 10022	DIRECT LINE TELECOPY (212) 752-9600

RELEASE IMMEDIATELY TO THE FOLLOWING:
METRO NEW YORK DISCLOSURE CIRCUIT

For Immediate Release, New York, New York, April 24, 2003 – DREYFUS HIGH YIELD STRATEGIES FUND (NYSE; DHF) – Dreyfus High Yield Strategies Fund (DHF) Announces Dividend Reduction.

On Thursday, April 24, 2003, the Board of Trustees of DHF declared from net investment income a monthly cash dividend of $0.04875 per share of beneficial interest, payable on May 22, 2003 to shareholders of record at the close of business on May 8, 2003. The ex-dividend date is May 6, 2003. The $0.04875 per share investment income dividend represents a reduction of $0.01325 from the previously declared monthly net investment income dividend of $0.062.

There will be a conference call today, April 24, 2003, at 3 p.m. EDT.  Persons wishing to access the Dreyfus High Yield Strategies conference call may do so by dialing 888-237-3187.  Replays of the conference call will be available today at approximately 5 p.m. EDT until Monday, April 28, 2003 by dialing 877-519-4471, pin number 3895737.

Management believes that the portfolio currently is well-diversified as to issuer and sector. The portfolio’s overall credit quality was B, as of March 31, 2003. The dividend reduction reflects possible future costs of establishing interest rate swaps or other hedges in respect of the fund’s leverage, the possibility of future defaults in portfolio securities, an effort to reduce the accumulated distribution in excess of investment income-net, which was approximately $(1,038,864) as of March 31, 2003, and a lower reinvestment rate in the market. In this current lower-yielding environment, management believes that an effort to seek to maintain the Fund’s prior dividend could involve an increase in the overall risk of the portfolio. Although we currently maintain a positive outlook on the high yield market, we believe a move to greater risk for greater yield potential would not be prudent now.

The high yield market, as measured by the Merrill Lynch High Yield Master II Index (the “Index”)1, over the last two quarters has performed particularly well, accented by the quarter ending 3/31/03, the best quarterly performance in a decade. The total return of the Index from 9/30/02 to 3/31/03 was 14.53%. 2

Fueling the recent strong performance in the high yield market has been increased investor demand. According to AMG data service, high yield net fund inflows were up by $10.375 billion for the first quarter of 2003. To date, investor demand has continued to remain strong.3

______________________

1 The Merrill Lynch High Yield Master II Index is an unmanaged performance benchmark composed of U.S. domestic and Yankee bonds rated below investment grade with at least $100 million par amount outstanding and greater than or equal to one year or maturity.

2 Reflects reinvestment of dividends and, where applicable, capital gain distributions. Past performance is no guarantee of future results. Index performance is not illustrative of the actual performance of the Fund, which will be greater or less than the performance of any index. Investors cannot invest directly in any index.

3 Prior investor behavior is not indicative of future investor behavior.

This increase in demand has resulted in an overall drop in available yields as evidenced by the drop in yield of the Index, from 13.416% on 9/30/02 to 10.805% on 3/31/03. The Index yield was 9.965% as of April 23, 2003.

Included below are the fund statistics normally released quarterly as of March 31, 2003. A complete list of the fund’s holdings as of March 31, 2003 will be provided subsequently.

The following information for DHF is as of March 31, 2003 (except where otherwise noted), and is subject to change:

March 31, 2003                              April 23, 2003

DHF market price  $5.16                     DHF market price  $5.44
DHF NAV           $3.87                     DHF NAV           $4.16

Market yield      14.42%                    Market yield      13.68%
NAV yield         19.22%                    NAV yield         17.88%

These yields are calculated by multiplying the current monthly distribution by 12 and dividing by the appropriate price. Past performance is no guarantee of future results, and prices and yields will vary. Higher yields typically relate to increased risk exposure.

The accumulated distributions in excess of investment income – net, as of March 31, 2003 was approximately $(1,038,864). The accumulated distributions in excess of investment income – net, as of the indicated date, is based on the undistributed income as of December 31, 2002, published in the February 13, 2003 press release, adjusted for income earned from January 1, 2003 through March 31, 2003, inclusive of any accrual adjustments and dividends recorded during that period.

Weighted average eff. duration: Weighted average maturity:	2.86 years 4.99 years

Portfolio credit profile:

                       3/31/03      12/31/02          9/30/02         6/30/02
                       -------      --------          -------         -------
Cash (a)                0.09%        -1.07%           -1.03%           0.57%
TSY/AGY                 0.63%         3.19%            2.68%           1.90%
AAA                     0.00%         0.00%            0.00%           0.00%
AA                      0.21%         0.00%            0.00%           0.00%
A                       0.00%         0.00%            0.06%           0.00%
BBB                     3.89%         2.01%            5.97%           4.42%
BB                     14.61%        13.66%            9.27%          14.35%
B                      54.84%        48.29%           54.34%          48.64%
CCC                    17.66%        24.03%           18.75%          20.58%
CC                      0.39%         0.51%            0.22%           0.86%
NR                      2.78%         3.21%            4.18%           2.23%
D                       4.91%         6.17%            5.37%           6.39%
Equity                  0.01%         0.01%            1.69%           0.84%
                      100.02%       100.01%          101.50%         100.78%
(a)	The cash positions indicated above reflect the cash positions as of the dates noted, adjusted for payments anticipated to be made, or received, for future settlements of trades executed on or before that particular day.

          The Fund has experienced an annualized default rate of approximately 9.18% since inception, through March 31, 2003. The Fund’s actual default rate will vary at any particular point in time. The Fund’s default rate is calculated by dividing the cost of each defaulted position by the market value of the Fund at the time of purchase, then summed up, and annualized since inception. There are different methods for calculating default rates, and accordingly, published default rates may not be comparable.

          As of March 31, 2003, the list of defaulted securities held within the portfolio, and securities placed on non-accrual status are as follows:

Defaulted Metromedia Fiber Owens (purchased in default) Northeast Optic Network Stellex Industries Worldcom EOTT Energy Air 2 US HealthSouth	Non Accrual: Marconi

Top 10 sectors with top 3 issuers (except where otherwise noted) with credit ratings of each:

GAS DISTRIBUTION                                   9.81%
  Williams                                         3.86%    B
  Coastal                                          3.33%    BB
  Dynegy                                           0.85%    CCC+

CABLE MEDIA                                        9.08%
  Charter Comm                                     2.84%    CCC-
  CSC Holding                                      2.09%    B
  Comcast UK                                       1.59%    CCC

CHEMICALS                                          7.32%
  Huntsman Intl                                    2.81%    B-
  Avecia Group                                     2.41%    B-
  OM Group                                         1.46%    B-

TELECOM - INTEGRATED                               5.39%
  Qwest Svcs                                       3.15%    CCC+
  MJD Comm                                         1.00%    B-
  US West                                          0.88%    CCC+

TELECOM - WIRELESS                                 5.07%
  Nextel                                           1.69%    B
  Amer Tower                                       1.00%    B-
  TeleSystem                                       0.60%    B-

DIVERSIFIED CAPITAL                                4.35%
  Tyco Int'l Group                                 1.94%    BBB-
  Elgin Nat'l Ind                                  0.78%    CCC
  Key Components                                   0.67%    B-

AUTO PARTS & EQUIP                                 4.31%
  Advanced Accs                                    1.66%    B-
  Poindexter JB                                    1.01%    B-
  Airxcel Inc.                                     0.94%    B-

ELECTRIC INTEGRATED                                3.88%
  Mirant                                           1.51%    BB
  CMS Energy                                       1.20%    B+
  Allegheny                                        0.94%    BBB+

ENERGY EXPL & PROD                                 3.81%
  Belden & Blake                                   1.20%    CCC-
  Wiser Oil                                        1.02%    CCC+
  Exco Resources                                   0.86%    NR

FORESTRY/PAPER                                     3.80%
  US Timberland                                    1.29%    CCC+
  Buckeye Cell                                     0.89%    B+
  Georgia Pac                                      0.64%    BB+

The sector and individual credits are measured as a percentage of total assets at market prices plus accrued interest. The ratings are the higher of Standard & Poors or Moody's per issue, or if multiple issues of the same issuer are held, it is the higher of those ratings.

For Press Inquiries: The Dreyfus Corporation Patrice Kozlowski (212) 922-6030	For Other Inquiries: Dreyfus Service Corporation The National Marketing Desk 144 Glenn Curtiss Boulevard Uniondale, New York 11556-0144 1-800-334-6899